Filed by TPG Pace Tech Opportunities Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: TPG Pace Tech Opportunities
Corp.
Commission File No.: 001-39595

Q1 | 2021 Earnings Release

nerdy

Varsity Tutors
(-1,3) x + y < 3
-1 + 3 < 3
2 < 3 Yes!
(3,2) x + y < 3
3 + 2 < 3
5 < 3 No

Connecting Experts to Learners in any subject, anytime, anywhere.

Connecting Experts to Learners in any subject, anytime, anywhere.

My classes allowed me to be involved in the path of learning that suited my learning style. That is what helped me to pass my PN NCLEX exam after more than 17 years working outside of nursing.
CARLOS | NCLEX Learner
The BEST Tutor we have ever had-- he helped our son with both his Chemistry and his Algebra II. This was an outstanding investment for our family.
LAURA ANN | Parent of high schoolers

First Quarter 2021 Financial Summary

•	Nerdy Operating and Financial Results Exceed Management Targets – Q1 2021 operating and top line results exceed targets, providing momentum into the rest of 2021

•

Revenue Growth Accelerated – Online revenue growth accelerated to +100% year-over-year, resulting in revenue of $34.6 million for the three months ended March 31, 2021. Total revenue increased 50% year-over-year driven by Learner and engagement growth, as Learners increasingly adopted our multi-format approach to delivering personalized learning

•

Re-openings Expected to Serve as a Growth Catalyst – As states re-open and schools return to in-person instruction, Nerdy is seeing demand for our solutions increase at higher rates in states that have re-opened than in states that have remained largely closed and are still predominately using online or hybrid learning

•

Strong and Accelerating Marketplace Dynamics – Active Learner growth increased 67% and paid sessions increased 186% year-over-year. On the Expert side of the platform, paid sessions per active Expert increased 60% year-over-year

•

Consumer Acceptance – An April 2021 survey of 1,000 parents of K-12 students conducted by Halsted Strategy Group indicated that those consumers are 73% more likely to use online learning than they were a year ago, and 92% of those consumers report that they plan to continue using online learning going forward

•

Gross Margin Improvement – Margin expansion to 68% vs. 63% in the same period one year ago, driven by the transition to delivering instruction 100% online, coupled with increased adoption of our paid small group classes offering

•

Scalable Operating Model – Net loss of $5.7 million for the three months ended March 31, 2 021 improved by $2.3 million year-over-year from a net loss of $8.0 million in same period one year ago. Nerdy reported a Non-GAAP Adjusted EBITDA loss of $0.3 million, an improvement of $4.7 million compared to a Non-GAAP Adjusted EBITDA loss of $5.0 million in the same period one year ago, while meaningfully investing in growth. See page 15 for a reconciliation of Adjusted EBITDA loss to net loss, the most directly comparable GAAP financial measure

1.	Online learning revenue, defined as one-on-one online sessions revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020.
2.	Active Learners defined as the unique number of Learners attending a paid online one-on-one tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
3.	Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.

Q1 Earnings Release 2021	4

About Nerdy

We believe that improving yourself is a brave and noble goal and that asking for help is a sign of strength - the first step on your journey towards the very best version of yourself. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect Experts and Learners in any subject, anywhere, anytime and to make learning more personalized and accessible.

For all of the advances in technology over the first 20 years of the 21st century, learning and education have continued to lag other consumer driven industries. Learning has remained rooted in predominantly brick- and-mortar offline solutions oriented around teaching to the average and not the individual. Every day, millions of students and professional Learners in our country struggle to get the help they need to master the subjects they are attempting to learn. Whether it is seeking help understanding algebra, chemistry, learning to code, studying for a nursing exam or attempting to comprehend thousands of other topics, Learners are increasingly looking for help to supplement their in-classroom education or on-the-job training. We created Nerdy to help these Learners get the help they need from the Experts who are most qualified to provide the assistance.

Advances in technology over the last 20 years created a foundation for innovation. That foundation, coupled with significant advances in machine learning and artificial intelligence, have now made it possible for Nerdy to deliver an exceptional, personalized learning experience online at scale and to do so with higher quality, more convenience and lower costs.

Our direct-to-consumer platform allows people to learn how they want, when they want, where they want, and what they want.

We’ve scaled a learning experience for both Learners and Experts that is effective, engaging, and convenient. We believe that each Learner deserves an experience that is as unique as they are. To deliver on this, we offer a wide range of subjects on our platform - we’re at 3,000 and counting - and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large group classes, and adaptive self-study.

Q1 Earnings Release 2021	5

Finding the exact right Expert to meet the specific and unique needs of a Learner is a critical driver of having a successful learning experience and has a profound impact on Learner satisfaction. Our technology platform identifies and curates the top Experts in every subject, then matches Learners to the most qualified Experts to help them learn.

We use machine learning to select the ideal Expert for a given Learner’s needs, taking into account more than 100 variables, including Learner and Expert attributes, adaptive diagnostic assessments, and data from past learning experiences. We believe quality matching is a key differentiator for Nerdy, something legacy offline models and online directories struggle to do well. The result is an exceptional experience for Learners.

	Nerdy’s Model	Online Directories / Online Open Marketplace Models	Offline / Legacy Models
Expert Quality	Technology-driven process for identifying and curating top Experts	Limited qualifying and vetting of Experts	Limited ability to find top Experts due to constraint of local geography

Matching Students to Experts	Technology-driven process helps Nerdy identify the right Expert for each Learner’s particular needs	Limited effort to match the Experts best suited to help a specific Learner and limited data captured programmatically to inform personalization	Limited ability to optimize matching due to geographic constraints and limited data captured programmatically to inform personalization

Availability of Formats	Multiple learning formats woven together into one comprehensive online experience	Limited formats typically involving one online format or only facilitating off-platform learning	Multiple offline formats requiring in-person attendance

Session Convenience	Efficient, convenient, and high customer satisfaction	Inefficient, inconsistent customer experience and satisfaction	Inefficient, inconvenient and costly

We believe that inefficiencies in traditional in-person learning models have created a significant opportunity for online learning. Online learning enables opportunities and capabilities that are simply not possible in the offline world. In an online world, there are no geographic constraints to limit the ability to find the right Expert for a Learner’s specific needs, allowing Learners to find the perfect person to help, in seconds instead of days or weeks. In an online world, it now becomes possible to digitally enhance the actual delivery of live learning through technology in a way simply not possible in the offline world. Learners can also receive the help they need from any location, improving access for all. We believe that we are fundamentally transforming how knowledge is exchanged across the entirety of the learning lifecycle.

Q1 Earnings Release 2021	6

A Note on COVID-19

In the past year, we’ve seen COVID-19 accelerate the long-term trend of offline to online learning, as more and more consumers realize the accessibility and superiority of the online learning experience vs. antiquated in-person alternatives. We believe we stand to gain disproportionately from this powerful trend in the years to come. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers created short-term challenges for our business. Many schools went to optional grading, and standardized and professional exams were suspended, which reduced demand for supplemental learning. We leaned into product evolution and completed our long-term transition to delivering live instruction 100% online in April 2020, a goal we had been working toward since first launching our online platform in 2014. We invested in our product capabilities to innovate our way through the short-term challenges, including bringing together what had been multiple disparate learning formats we were building into a single cohesive destination that allowed us to extend and strengthen the extent to which we can help Learners beyond what was capable solely in a one-on-one environment.

Our investments in innovation during COVID-19 enabled us to hit key financial milestones we had established for the Company, including improving our unit-level economics and demonstrating we could be self-sustaining. We believe these trends will continue as the COVID-19 impact diminishes. While we closed our in-person business in 2020, the momentum in our one-on-one online business combined with the successful release of several new learning formats and investments in brand awareness have delivered strong and durable growth. Our online revenues increased $17.2 million to $34.6 million in the three months ended March 31, 2021, an increase of 100% year-over-year.

We are encouraged by the rate of vaccine distribution, the anticipated return to a new normal, and the positive impact we anticipate these factors may have on our business. We see this in our Active Learner growth and engagement growth which are exceeding our expectations, and are accelerating vs. the growth we saw in Q4.

Re-opening has led to growth in inquiries for Nerdy solutions, and is expected to serve as a catalyst throughout the remainder of the year. Growth in “open” states has increased at higher rates than states that have remained largely closed and are still predominantly using online or hybrid learning.

1.	Inquiry growth from October 2020 - March 2021 as compared to the same period two years prior. Amounts exclude Legacy Businesses and VT+.

Q1 Earnings Release 2021	7

Recent Highlights

Accelerating Active Learner and Active Expert Growth

We’ve invested heavily in improving our match quality, personalization, and enhancing the online experience on our platform. We’re seeing rapid growth from expansion into Professional and strong engagement as we’ve added multiple formats beyond one-on-one instruction.

These investments power the network effects in our business and have helped us to attract, retain, and drive engagement among both Learners & Experts. In Q1 2021, our platform hosted 477K online sessions serving 47K Active Learners, representing 186% and 67% year-over-year growth, respectively. On the Expert side of the platform, the number of paid sessions per active Expert was +60% year-over-year. More Active Learners on the platform creates more work opportunities and thus more engagement among Experts.

Rapid Expansion of Classes and Multi-Format Adoption

We significantly expanded our footprint outside of one-on-one instruction and drove rapid growth and adoption of our live class formats over the last year. We launched free live large-format online classes that are interactive and can accommodate 500 to over 50,000 Learners. In April 2021, we completed our 100th StarCourse. To date, we’ve provided millions of hours of free live online instruction to hundreds of thousands of Learners. We anticipate increasing our investments in StarCourses, our free celebrity led live large group classes throughout 2021, as the format has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple formats. In parallel, we expanded and enhanced the learning experience of our paid small group class offering, which gives Learners a more collaborative, cost-effective, and social experience with groups of 5-20 students.

By expanding into new formats, like large group and small group classes, we’ve evolved our experience into a more comprehensive and multi-faceted destination for Learners. This enables us to have a more continuous and robust relationship with Learners and helps drive lifetime value growth.

Q1 Earnings Release 2021	8

Investments in Growth

With strong unit economics and multiple growth vectors to pursue, we are increasing our investments in product, technology, and marketing to further fuel growth. We plan to continue to improve our customer experience and deliver personalized learning at scale. We are continuing to expand our platform to more subjects, like Professional, to reach new untapped audiences. We intend to accelerate the expansion of our multi-format strategy to improve the customer experience and extend our reach. We plan to experiment with new marketing channels and expand the frequency of celebrity-taught live, large group classes to build brand awareness, trust, and credibility.

Financial Discussion

We are excited to report first quarter results that reflect strong and accelerating top line growth. Active Learners, a key performance metric that drives revenue, continued to improve year-over-year as Learners increasingly adopted our multi-format approach to delivering personalized learning.

Revenue

We successfully launched and scaled several new products and increased brand awareness over the last year, delivering 100% growth in online revenue year-over-year. Total revenue for Q1 2021 was $34.6 million, up 50% from $23.0 million in Q1 2020, driven by strong Learner and engagement growth. Active Learners increased to 47K during Q1 2021, up 67% from 28K in Q1 2020.

Gross Margin

Gross margin increased to 68% in Q1 2021 from 63% in Q1 2020, an increase of more than 440 basis points. Margin expansion for the quarter ended March 31, 2021, was primarily driven by the transition to delivering instruction 100% online, coupled with increased adoption of our paid small group classes offering.

Q1 Earnings Release 2021	9

Sales and Marketing

Sales and marketing expenses for Q1 2021 were $14.6 million, up $4.4 million from $10.2 million in Q1 2020. Sales and marketing expenses as a percentage of revenue were 42% during Q1 2021 down from 44% of revenue in Q1 2020. For the quarter ended March 31, 2021, we gained considerable operating leverage in our sales expenses through the utilization of automation and AI to streamline our consultative sales organization. We deliberately reinvested the sales cost savings into launching new marketing vehicles, including StarCourses, our free celebrity-led live large group classes, and television advertising to drive brand awareness and reach.

General and Administrative

General and administrative expenses for Q1 2021 were $13.2 million, up $2.1 million from $11.2 million in Q1 2020. General and administrative expenses as a percentage of revenue were 38% during Q1 2021 compared to 49% of revenue in Q1 2020, demonstrating the scalability of our platform. For the quarter ended March 31, 2021, the transition to delivering live learning 100% online lowered support-related expenses as the Company increased leverage through the use of automation and AI across the curation and matching layers of our platform. The Company was also able to drive significant operating leverage across office expenses, as we became a remote-first company. Partially offsetting these savings were investments in engineering, product and design headcount to help drive the development of new products and services, or that enhance existing products and services. Accounting and legal expenses of $2.0 million related to our proposed business combination with TPG Pace Tech Opportunities Corp. (“PACE”) were recorded in Q1 2021. We expect that our general and administrative expenses will increase for the foreseeable future as we grow our business, as well as cover the additional costs and expenses associated with being a publicly listed company.

Net Loss and Adjusted EBITDA (Loss)

Net loss in Q1 2021 was $5.7 million, compared to a net loss of $8.0 million in Q1 2020, an improvement of $2.3 million year-over-year.

Non-GAAP Adjusted EBITDA loss was $0.3 million in Q1 2021 compared to a non-GAAP Adjusted EBITDA loss of $5.0 million in Q1 2020. Adjusted EBITDA loss is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, and transaction related costs. See the table below for a reconciliation to net loss, the most directly comparable GAAP measure. Improvements in non-GAAP Adjusted EBITDA were driven primarily by increased gross profit and operating leverage.

Liquidity and Capital Resources

As of March 31, 2021, the Company’s principal sources of liquidity were cash and cash equivalents of $25.6 million, as well as amounts available under the Company’s Loan and Security Agreement (“LSA”). The Company’s principal short-term financing needs consist of working capital requirements and debt service obligations on the LSA and a promissory note.

Financial Outlook

The year is off to a strong start as adoption of our multi-format approach to delivering personalized learning continues to resonate with Learners. Our Active Learner growth and engagement growth are exceeding our expectations. We expect that as we continue to shift to a higher proportion of small group classes that it will be additive to gross margins. With the expected proceeds from our proposed business combination with TPG Pace Tech Opportunities Corp. (the “Transaction”), we expect to make significant growth investments in marketing to drive awareness and capture market share for the foreseeable future. We also plan to invest across engineering, product and design to ensure we remain on the forefront of innovation to help grow our business.

Q1 Earnings Release 2021	10

Transaction Update

As previously announced, Nerdy entered into a Business Combination Agreement with PACE in January 2021. PACE recently filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC in March 2021 in connection with its proposed business combination with Nerdy, which is currently expected to close in the second quarter of 2021, subject to the Registration Statement being declared effective by the SEC, shareholder approval and other customary closing conditions.

A more fulsome description of the business combination can be found in TPG Pace Tech Opportunities’ Registration on Form S-4 and the related proxy statement/ prospectus filed with the SEC on March 19, 2021

(along with any subsequent amendments thereto), and can be accessed on the Securities Exchange Commission’s website at www.sec.gov or on our website at nerdy.com.

We held an Analyst Day on April 20, 2021. Presentation materials can be found at nerdy.com/investors and on TPG’s website at tpg.com.

Q1 Earnings Release 2021	11

CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

(amounts in thousands, except per unit data)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Revenue	$34,565	$22,995
Cost of revenue	11,192	8,459

Gross Profit	23,373	14,536

Sales and marketing expenses	14,582	10,205
General and administrative expenses	13,245	11,173

Operating loss	(4,454)	(6,842)

Interest expense	1,244	1,122
Other expense, net	28	34

Net loss	$(5,726)	$(7,998)

Net loss per common unit, basic and diluted	$(0.07)	$(0.10)

Weighted average common units outstanding, basic and diluted	85,565	85,565

REVENUE

(amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Online	$34,565	$17,318
In-person	—	5,677

Revenue	$34,565	$22,995

Q1 Earnings Release 2021	12

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except unit data)

(unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$25,565	$29,265
Accounts receivable, net	1,260	475
Other current assets	2,043	1,821

Total current assets	28,868	31,561

Fixed assets, net	9,953	10,297
Goodwill	5,717	5,717
Intangible assets, net	8,293	8,534
Deferred issuance costs	1,788	—
Other assets	1,184	1,165

Total assets	$55,803	$57,274

Liabilities, Redeemable Preferred Units & Members’ Equity
Current liabilities
Accounts payable	$4,324	$4,446
Deferred revenue	18,640	17,270
Current portion of long-term debt	7,936	6,535
Other current liabilities	8,444	6,090

Total current liabilities	39,344	34,341
Other liabilities	1,504	1,554
Long-term debt, net	39,810	41,044

Total liabilities	80,658	76,939

Redeemable preferred units:

Class B Redeemable Preferred Units, no par value - 40,499,299 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	259,638	259,638
Class C Redeemable Preferred Units, no par value - 18,586,623 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	119,158	119,158

Members’ Equity:

Class A Preferred Units, no par value - 7,906,980 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	3,309	3,309
Class A-1 Preferred Units, no par value - 7,822,681 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	3,398	3,398
Common units, $0.000001 par value - 85,564,605 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	86	86

Additional paid-in capital	7,335	6,833
Accumulated deficit	(418,109)	(412,383)
Accumulated other comprehensive income	330	296

Total redeemable preferred units and members’ equity	(24,855)	(19,665)

Total liabilities, redeemable preferred units and members’ equity	$55,803	$57,274

Q1 Earnings Release 2021	13

CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Cash Flows From Operating Activities
Net loss	$(5,726)	$(7,998)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation & amortization	1,317	1,221
Amortization of intangibles	268	261
Stock-based compensation	502	396
Amortization of deferred debt charges	167	154
Changes in assets and liabilities
Accounts receivable	(785)	426
Other current assets	(222)	494
Other assets	(19)	(41)
Accounts payable	(482)	(858)
Other current liabilities	2,646	786
Other liabilities	(1,451)	—
Deferred revenue	1,370	434

Net Cash Used In Operating Activities	(2,415)	(4,725)

Cash Flows From Investing Activities
Capital expenditures	(848)	(701)

Net Cash Used In Investing Activities	(848)	(701)

Cash Flows From Financing Activities
Deferred issuance costs	(444)	—
Proceeds from loan and security agreement	—	4,000

Net Cash (Used In) Provided By Financing Activities	(444)	4,000

Effect of Exchange Rate Change on Cash	7	(67)
Net decrease in Cash, cash equivalents and restricted cash	(3,700)	(1,493)

Cash, cash equivalents and restricted cash at beginning of period	30,682	27,896

Cash, cash equivalents and restricted cash at end of period	$26,982	$26,403

Supplemental Cash Flow Information
Cash paid for interest	$1,056	$953

Q1 Earnings Release 2021	14

KEY FINANCIAL AND OPERATING METRIC

	Three Months Ended March 31,
	2021	2020
Active Learners	47,231	28,355

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA (LOSS)

(amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Net loss	$(5,726)	$(7,998)
Interest expense (income), net	1,237	1,071
Income taxes	64	69
Depreciation and amortization	1,585	1,482
Stock-based compensation	502	396
Transaction related costs	2,046	—

Adjusted EBITDA	$(292)	$(4,980)

Q1 Earnings Release 2021	15

Key Performance Metrics and Non-GAAP Financial Measures

This earnings release includes non-GAAP financial measures for adjusted EBITDA (loss). Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, and transaction related costs. Non-GAAP measures are in addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of financial results provide useful supplemental information. The Company’s management uses non-GAAP measures to evaluate the Company’s operating performance, its trends and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. See the table above regarding the reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

Active Learners is defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. An increase or decrease in the number of Active Learners is a key indicator of our ability to attract and engage Learners.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace Tech Opportunities filed a registration statement on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021. Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace Tech Opportunities and its directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace Tech Opportunities’ shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading the registration statement on Form S-4 and the related proxy statement/prospectus in connection with the business combination. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Q1 Earnings Release 2021	16

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities.

These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information.

Q1 Earnings Release 2021	17

Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/ or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements.

In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof.

Q1 Earnings Release 2021	18